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Exhibit I(g)

General Electric Finland Oy

Dear Instrumentarium ADR holder:

As explained in the enclosed letter that was sent to shareholders in Finland, General Electric has announced that its tender offer for the shares, including shares represented by ADR's, and options of Instrumentarium will expire at 10:00 a.m. (EDT) on Tuesday, September 30, 2003.

If you have any questions on how to tender your ADR's into the Offer, please contact our information agent using any of the methods listed below.

Sincerely,
General Electric Finland Oy

The Information Agent for the Tender Offer is:

Morrow & Co., Inc.

You may obtain information regarding the Tender Offer
from the Information Agent as follows:

445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000

U.S. Security Holders Call Toll Free: (800) 607-0088
Security Holders Outside the U.S. Please Call Collect
E-mail: tender.info@morrowco.com

[General Electric Company]

September 17, 2003

Dear Instrumentarium Shareholder,

        As you may know, the consummation of General Electric's tender offer for all Instrumentarium shares and options was subject to receiving required regulatory approvals. All such approvals have now been received and, therefore, the tender offer will expire on September 30, 2003 at 5 p.m. Finnish time. The only remaining condition to the completion of the tender offer is that more than 80 percent of the Instrumentarium shares and options are tendered as specified in the terms and conditions of the tender offer.

GE will announce the result of the tender offer on or about October 6, 2003. Provided that the 80 percent minimum acceptance condition is met, tendering shareholders will receive payment of the offer price of € 36 per share on or about October 14, 2003.

Please note that if you have already given your acceptance of the tender offer, you do not need to do anything.

Most book-entry account operators and asset managers have instructed their clients on the acceptance of the offer when the offer was initially announced. If you have recently purchased Instrumentarium shares or otherwise have not received any instructions, please contact your account operator or asset manager. If they do not take acceptance forms, any asset management branch of Nordea Bank Finland will accept them. Materials related to the tender offer are also available at asset management branches of Nordea Bank Finland and via the Internet site www.nordeasecurities.com.

We appreciate your time on this matter. If you have any further questions, please contact Nordea Securities at +358 9 4785 031.

Sincerely,
/s/ JOSEPH M. HOGAN Joseph M. Hogan President and CEO GE Medical Systems

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  Exhibit I(g)